Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Voltaic Marine, Inc.
4145 S.W. Watson, Suite 350
Beaverton, OR 97005
http://voltaicmarine.com/

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Voltaic Marine, Inc.
Address: 4145 S.W. Watson, Suite 350, Beaverton, OR 97005
State of Incorporation: DE
Date Incorporated: January 01, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $200.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family - First 72 hours | 30% Bonus Shares

Super Early Bird - Next 72 hours | 20% Bonus Shares

Early Bird Bonus - Next 7 days | 10% Bonus Shares

Volume-Based Perks

Tier 1 Perk — Invest $5,000+ and receive 5% Bonus Shares

Tier 2 Perk — Invest $10,000+ and receive Build Slot Reservation + 10% Bonus Shares

Tier 3 Perk — Invest $25,000+ and receive Build Slot Reservation, 1 on 1 Virtual Meeting with Voltaic Marine's CEO, Richard Phamdo + 20% Bonus Shares

Tier 4 Perk — Invest $50,000+ and receive Build Slot Reservation, 10% Discount on Final Build Purchase Price, 1 on 1 Virtual Meeting with Voltaic Marine's CEO, Richard Phamdo + 30% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Voltaic Marine, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Voltaic Marine, Inc. ("Voltaic Marine" or the "Company") is a C-Corp organized under the laws of the state of Delaware.

Voltaic Marine as a Boat Brand will build recreational boats focused on Clean Energy Propulsion. The main revenue strategy is selling Boats to dealerships or directly to end customers depending on the territory/scenario. Plans include offering the battery, propulsion architecture, and software to the industry for other brands or end customers to license or purchase. Voltaic Marine's first focus on Water Sports, Aluminum Hull, and purpose-built clean energy propulsion is a unique niche in the market and sets Voltaic Marine apart. Voltaic Marine will expand its lineup of Boat Models to accommodate multiple segments and use cases in the Marine Industry.

Corporate History & Related Entities

The Company was initially organized as Voltaic, LLC, an Oregon limited liability company on September 18, 2019, then formed Voltaic Marine, Inc., a Delaware corporation on December 16, 2022, effective on January 1, 2023. The majority of company assets were then transferred from Voltaic, LLC to Voltaic Marine, Inc. with Voltaic, LLC retaining ownership of the company IP.

Our parent company, Voltaic, LLC, was founded in Oregon in 2019. Voltaic Marine, Inc. has been a 90% owned (undiluted) or wholly-owned subsidiary of Voltaic, LLC since 2023. The parent company owns and exclusively licenses key IP to Voltaic Marine, Inc., and will be reimbursed for maintenance fees.

Use of Intellectual Property ("IP")

The Company has an exclusive licensing agreement with Voltaic, LLC to use Voltaic, LLC's design patents, utility patents, trademarks, domain names, social media accounts, software, and source code.

The Company was granted a royalty-free, exclusive, worldwide, and perpetual right, and license to exploit the Licensed Rights, in exchange for the reimbursement to the Licensor of all future development and maintenance costs related to the Intellectual Property. Design Patent Application Number 29/823,252 filed January 14, 2022, Utility Patent Application Number 17/576.013 filed January 14, 2022, Class 9 and 12 Trademark Reg. No. 6,755,514 filed June 07, 2022, U.S. from Voltaic, LLC. In addition, Voltaic, LLC has developed other IP, including domain names, social media accounts, software, and source code.

Competitors and Industry

Industry

Voltaic Marine is introducing an Electric Water Sports Boat into the Recreational Boating market. Expected to be a $230B Global market by 2024[1], with the US contributing $49.3B in 2020[2]. Voltaic Marine plans to be a Cleantech-focused Boat Building Brand, starting with Water Sports and expanding into other models, market segments, and vessel sizes.

According to the National Marine Manufacturers Association (NMMA)[3], annual U.S. sales of boats, marine products, and services totaled $49.3 billion in 2021. The recreational boating market supports more than 690,000 jobs and over 35,000 businesses in the U.S.

The U.S. new powerboat retail unit sales surpassed 300,000 units for the second consecutive year, closing 2021 at an estimated 4% to 6% below record highs in 2020, and 7% above the five-year sales average.

According to Statista,[4] there were approximately 11.84 million registered recreational boats in the U.S. in 2020. In 2021, the sales of recreational boats in the U.S. reached 305,735 vessels, resulting in a total of 12.1 million registered boats.[5] Recreational boats are powered by two- or four-stroke gasoline engines. At full throttle and averaged across makes and models, those engines burn about one gallon of fuel per hour for every ten horsepower.[6] It is estimated that gas-powered pleasure boats exhaust between 150 million and 420 million gallons of unburned fuel.

North America has over 10,000 marinas across its coastline. Because boats operate and are maintained directly in the water or near the shore, the growing number of recreational boaters and marina managers must take special care to manage activities that cause water pollution.

The U.S. Environmental Protection Agency has identified the following potential environmental impacts from boating and marinas:

- High toxicity in the water
- Increased pollutant concentrations in aquatic organisms and sediments
- Increased erosion rates
- Increased nutrients lead to an increase in algae and a decrease in oxygen
- High levels of pathogens[7]

Gasoline marine engines were found to be one of the largest average contributors of hydrocarbon emissions of non-road sources, at least 30% of which is attributed to recreational watercraft. The number of gasoline-powered pleasure boats continues to rise year over year, along with their contribution to total water and air pollution.

Cleantech-focused brands in the Marine Industry are new and growing, we believe Voltaic Marine is entering this market at the right time when technology has matured and the industry is ready for growth. Out of the global recreational boating market expectancy of $230B by 2024, the global electric boat market size is estimated to reach $14.9B by 2030.[8]

Voltaic Marine has identified a niche in the industry and seeks to be the first to market with an All Aluminum, Electric, Water Sports boat model. To our knowledge, no other brand is currently producing such a model.

Additionally, today's recreational boaters have little-to-no EV vessel options. The growing supply of EV vessels will offset the marine environmental impact from CO2, CO, NO, and particulate emissions, as well as from oil leakages. EV vessels have advantages over any typical land-based electric vehicle. They are environmentally friendly, produce no emissions, have less vibration, reduced engine noise, and lower maintenance costs. However, adoption rates are stunted in this space due to a lack of manufacturers, products, and capable systems. Importantly, the solutions that do exist are prohibitively expensive for the average consumer. The lack of investment in developing EV vessels is stunting innovation, market growth, and clean energy adoption.

Recreational boaters generally prefer engines powered on clean energy without sacrificing the performance of today's combustion engine vessels. Voltaic Marine has assembled a team of professionals experienced with electric vehicles to solve these challenges and develop electric recreational boats. Performance, range, safety, and cost are key challenges the Company will overcome with a ground-up design of the hull and battery.

1 Source: https://www.globenewswire.com/en/news-release/2018/04/03/1458939/0/en/Recreational-Boating-Market-worth-over-230bn-by-2024-Global-Market-Insights-Inc.html
2 Source: https://www.nmma.org/statistics/article/23889
3 Source: https://www.nmma.org/statistics/article/23889
4 Source: https://www.statista.com/statistics/240634/registered-recreational-boating-vessels-in-the-us/
5 Source: https://www.nmma.org/statistics/article/24048
6 Source: https://ncseagrant.ncsu.edu/coastwatch/previous-issues/2013-2/summer-2013/on-the-water-save-fuel-money-running-your-boat-by-the-numbers/#:~:text=The%20most%20common%20vessels%20used,every%2010%20horsepower%20(hp).
7 Source: https://archive.epa.gov/water/archive/web/html/point9.html
8 Source: https://www.marketwatch.com/press-release/electric-boat-market-size-demand-share-key-players-growth-and-forecast-2030-2022-12-08?mod=search_headline#:~:text=Dec%2008%2C%202022%20(Alliance%20News,period%20from%202022%20to%20203

<u>Competitors</u>

Comparable public companies are MasterCraft, which reported 2022 revenue at $0.73B[1] over 5 families of boat models based on combustion engines, and Malibu Boats which reported $1.26B in revenue for 2022.[2]

Arc Boats[3] has a comparable focus on a high kWh capacity battery (220 kWh compared to Voltaic Marine's 200 kWh) and Aluminum Hull. Compared to Voltaic Marine, they do not focus on Water Sports in their Hull Design (No Tower, Surf System, or Ballast Tanks) and the majority of Water Sports Boats are Open Bows with a walkthrough or sunpad transoms which Arc does not have. Voltaic Marine will expand outside of Water Sports models, which will in-directly or directly compete with Arc Boats. Arc Boats has raised $30M.[4]

Pure Watercraft[5] is a notable Electric Motor and Boat brand, raising $204.5M.[6] However, we do not consider them a near-term competitor. Voltaic Marine is entering the market with a 200 kWh Aluminum Electric Water Sports Boat with a "V-Drive" motor configuration, Pure Watercraft does not focus on this segment, advertises batteries well below 200 kWh, and solely focuses on outboard motor types.

Pavati[7] is the only Water Sports boat company with an Aluminum Hull, comparable to Voltaic Marine's focus on Water Sports and Aluminum Hulls. They don't have any current clean energy propulsion system offerings. Voltaic Marine stands out as an EV option in this class (Aluminum Water Sports Boat) and will consider other clean energy technologies when they mature, such as Hydrogen based systems. Voltaic Maine's styling is very different from Pavati, which will give customers additional options when considering aesthetics as buying criteria.

Nautique[8] is a comparable Fiberglass based Water Sports Boat Brand, which is exploring electric powertrains via Ingenity[9] both owned by Correct Craft[10]. Their battery size is 124 kWh[11] lower than Voltaic Marine's 200 kWh. Their design focuses on retrofitting existing combustion engine-based hull designs, which is not optimal for achieving the most energy density of the vessel. Voltaic Marine is differentiated in being focused on Aluminum, purpose build battery, and hull, allowing for a larger 200 kWh battery capacity.

Other competitors in the Water Sports industry are fiberglass only with no communicated plans to offer clean energy-based propulsion. I.e. Supra Boats, Moomba Boats, Malibu Boats, Mastercraft Boats, Centurion Boats. Voltaic Marine's focus on Water Sports, Aluminum Hull, and purpose-built clean energy propulsion is a unique niche in the market and sets Voltaic Marine apart.

1 Source: https://companiesmarketcap.com/mastercraft-boat/revenue/
2 Source: https://companiesmarketcap.com/malibu-boats/revenue/
3 Source: https://arcboats.com/arc-one/
4 Source: https://www.crunchbase.com/organization/arc-boat-company/company_financials
5 Source: https://www.purewatercraft.com/
6 Source: https://www.crunchbase.com/organization/pure-watercraft
7 Source: https://www.pavati.com/
8 Source: https://nautique.com/

9 Source: https://ingenityelectric.com/
10 Source: https://www.correctcraft.com/our-brands/
11 Source: https://www.boatingmag.com/story/boats/2021-super-air-nautique-gs22-e/

Current Stage and Roadmap

Current Stage

Voltaic Marine has finalized Design and Utility Patent filings, with a complete Hull Design, Battery Design, and Propulsion System Architecture, and has started working with suppliers to source aluminum for hull production. The Company is currently in the pre-revenue stage of business development.

Roadmap

We are currently seeking investment to accelerate prototyping, testing, validation, and software refinement to prepare for retail production. Voltaic Marine will continue to develop its IP and plans to expand its lineup of Boat Models to accommodate multiple segments and use cases in the Marine Industry.

The Team

Officers and Directors

Name: Richard Hau Phamdo

Richard Hau Phamdo's current primary role is with Intel Corporation. Richard Hau Phamdo currently services 14 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder / CEO
  Dates of Service: January, 2023 - Present
  Responsibilities: Overseeing all operations as CEO, CFO, and Secretary. Will identify candidates for CFO and Secretary in the future. No Salary is taken during Regulation CF Financial Review Round. Voltaic Marine Inc. has transferred 24,570,071 shares of common stock to Voltaic LLC, in which Richard Phamdo is the Sole Owner. Richard spends approximately 14 hours per week working for Voltaic Marine.

- **Position:** Board Director
  Dates of Service: January, 2023 - Present
  Responsibilities: Manages the overall business and affairs of the company.

- **Position:** CFO/Treasurer
  Dates of Service: January, 2023 - Present
  Responsibilities: Responsible for general financial affairs of the company and keeping accurate accounting books.

Other business experience in the past three years:

- **Employer:** Voltaic LLC
  Title: Founder / CEO
  Dates of Service: September, 2019 - Present
  Responsibilities: Richard founded Voltaic LLC, self funding, managing all operations and led design activities to complete patent filings, the first model design AEW24 and founded Voltaic Marine Inc, which will issue shares for a Regulations CF funding round and take the design to prototype and production.

Other business experience in the past three years:

- **Employer:** Intel Corporation

Title: Automotive Global Account Director
Dates of Service: June, 2010 - Present
Responsibilities: Manages relationships between Intel, Automotive, EV and Autonomous companies, primarily in the Bay Area of California.

Other business experience in the past three years:

- **Employer:** Voltaic Technologies LLC
  Title: Founder / CEO
  Dates of Service: April, 2021 - Present
  Responsibilities: IT Hosting and Blockchain Services

Name: Thomas Reed Stevens

Thomas Reed Stevens's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: January, 2023 - Present
  Responsibilities: Lead day to day efforts related to fundraising, and business development planning and execution. Reed receives an annual salary of $100,000 and holds 1% equity in Voltaic Marine.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to

this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family

members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and

marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Voltaic Marine was formed on December 16, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Voltaic Marine has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Voltaic Marine or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Voltaic Marine could harm our reputation and materially negatively impact our financial condition and business.

If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.
Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.
Since our products are electricity-delivering devices and our boats have fast moving blades, it is possible that users or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require us to make significant payments.

The Chief Executive Officer does not currently receive a salary for his role with the Company.

Richard Phamdo, the CEO of Voltaic Marine, Inc. (Voltaic Marine), does not currently receive a salary for his work at Voltaic Marine. He currently receives a salary from Intel Corporation as an Automotive Global Account Director and splits his working time between Intel and Voltaic Marine. Although Richard has substantial equity investments in Voltaic Marine, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once Voltaic Marine raises approximately $1,235,000 or more, completed product prototype development, and initial pre-orders are placed, the Company plans on providing Richard with a reasonable salary given the company's cash flow. When this happens, Richard will leave his position at Intel Corporation and no longer receive a salary for that work.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Voltaic LLC (Richard Phamdo acting as Manager and owns 90% undiluted)	23,034,439	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 27,500,000 with a total of 25,593,821 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,215,707 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,343,675 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $6,931,217.00
  Number of Securities Sold: 24,570,071
  Use of proceeds: Stock and asset transfer from Voltaic LLC.
  Date: January 26, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to the year ended December 31, 2020 (through Voltaic, LLC)

Revenue

Revenue for the fiscal year 2021 was $0, compared to $0 in 2020. As a result of the Company not offering products for sale in 2021 or 2020. The Company is considered in the pre-revenue, pre-prototype phase. We believe that funding for Voltaic Marine, Inc. in 2023 is expected to allow the Company to manufacture a prototype, raise more funds, take on sales and begin manufacturing production. Voltaic Marine, Inc. has a license to key Voltaic, LLC IP to take the product to market and will reimburse Voltaic, LLC for maintenance expenses.

Cost of sales

The cost of sales in 2021 was $0, and 0$ in 2020. The Company did not offer products for sale in 2022 or 2020, due to being pre-revenue, pre-prototype.

Gross margins

In 2021 the Company did not have gross profit. The company did not offer any products for sale or accept payments in 2021 or 2020.

Expenses

The Company's expenses consist of, among other things, general and administrative, research and development, rent and lease, fees for professional services, and patents. Voltaic, LLC's expenses in 2021 increased by $6,226 from 2020. The increase was due to increased compensation and purchasing cost.

Historical results and cash flows:

The Company is currently in the pre-prototype stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company has not offered a product for sale previously and projects sustainable sales growth from industry interest and comparisons to other electric boat companies' growths. Past cash was primarily generated through equity investments from the founder.

Our goal is to grow to over 500 units a year in sales by year 5 in the Water Sports category and represent 4% of the segment. The market size for Global Recreational Boating is healthy and by expanding the model lineup, the company will be able to expand further into the ~$230 Billion Industry. Given the growth of electric vehicles in the automotive industry and bans on new future fossil fuel sales, we believe there will be healthy growth in the electric boating market, projected to grow to $14.9 Billion by 2030.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2023, the Company has capital resources available in the form of $16,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support prototype, validation, testing, and certification for retail production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 98.7% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 month. This is based on a current projected monthly burn rate of $80,789 for expenses related to salaries and inventory. These projected monthly burn rates are the estimated cost to cover 6-12 Months of prototyping, validation, and certification to bring products to market. Continued progress toward prototyping will cease without further funding.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current projected monthly burn rate of $80,789 for expenses related to salaries and inventory. These projected monthly burn rates are the estimated cost to cover 6-12 Months of prototyping, validation, and certification to bring products to market. However, a budget is built into these projections to cover the cost of a second funding round launch and operating activities pursuing sales which can further increase funding coverage of the company's projected profit and Loss.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital contributions and future capital raises. No concurrent offerings are planned at this time.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Voltaic LLC
  Names of 20% owners: Richard Hau Phamdo
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Exchange Shares. Subject to the terms and conditions set forth herein, in exchange for the Assets, Transferee shall issue Transferor, 24,570,071 shares of Transferee's Common Stock (the "Shares").
  Material Terms: License Grant. Subject to the conditions set forth in this Agreement, Licensor hereby grants to Licensee a royalty free, exclusive, worldwide and perpetual right and license to exploit the Licensed Rights, in exchange for the reimbursement to Licensor of all future development and maintenance costs related to the Intellectual Property.

Valuation

Pre-Money Valuation: $25,593,821.00

Valuation Details:

Our pre-money valuation is based on, among other considerations, a Discounted Cash Flow Valuation (DCF) while taking into firm account the early stage of the Company as evidenced by the high discount rate. The overall approach is based on the assumptions that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering.

Market Growth & Trends

Voltaic Marine is introducing an Electric Water Sports Boat into the Recreational Boating market. Expected to be a $230B Global market by 2024[1], with the US contributing $49.3B in 2020[2]. Voltaic Marine plans to be a Cleantech-focused Boat Building Brand, starting with Water Sports and expanding into other models, market segments, and vessel sizes.

According to the National Marine Manufacturers Association (NMMA)[3], annual U.S. sales of boats, marine products, and services totaled $49.3 billion in 2021. The recreational boating market supports more than 690,000 jobs and over 35,000 businesses in the U.S.

The U.S. new powerboat retail unit sales surpassed 300,000 units for the second consecutive year, closing 2021 at an estimated 4% to 6% below record highs in 2020, and 7% above the five-year sales average.

According to Statista,[4] there were approximately 11.84 million registered recreational boats in the U.S. in 2020. In 2021, the sales of recreational boats in the U.S. reached 305,735 vessels, resulting in a total of 12.1 million registered boats.[5] Recreational boats are typically powered by two- or four-stroke gasoline engines. At full throttle, and averaged across makes and models, those engines burn about one gallon of fuel per hour for every ten horsepower.[6] It is estimated that gas-powered pleasure boats exhaust between 150 million and 420 million gallons of unburned fuel.

North America has over 10,000 marinas across its coastline. Because boats operate and are maintained directly in the water or near the shore, the growing number of recreational boaters and marina managers must take special care to manage activities that cause water pollution.

The U.S. Environmental Protection Agency has identified the following potential environmental impacts from boating and marinas:

• High toxicity in the water

• Increased pollutant concentrations in aquatic organisms and sediments

• Increased erosion rates

• Increased nutrients lead to an increase in algae and a decrease in oxygen

• High levels of pathogens[7]

Gasoline marine engines were found to be one of the largest average contributors of hydrocarbon emissions of non-road sources, at least 30% of which is attributed to recreational watercraft. The number of gasoline-powered pleasure boats continues to rise year over year, along with their contribution to total water and air pollution.

Cleantech-focused brands in the Marine Industry are new and growing, we believe Voltaic Marine is entering this market at the right time when technology has matured and the industry is ready for growth. Out of the global recreational boating market expectancy of $230B by 2024, the global electric boat market size is estimated to reach $14.9B by 2030.[8]

Voltaic Marine has identified a niche in the industry and seeks to be the first to market with an All Aluminum, Electric, Water Sports boat model. With Patent Pending Design and Utility Patents, we believe no other brand is currently producing such a model.

Additionally, today's recreational boaters have little-to-no EV vessel options. The growing supply of EV vessels will offset the marine environmental impact of CO_2, CO, NO, and particulate emissions, as well as oil leakages. EV vessels have advantages over any typical land-based electric vehicle. They are environmentally friendly, have no emissions, have less vibration, reduced engine noise, and lower maintenance costs. However, adoption rates are stunted in this space due to a lack of manufacturers, products, and capable systems. Importantly, the solutions that do exist are prohibitively expensive for the average consumer. The lack of investment in developing EV vessels is stunting innovation, market growth, and clean energy adoption.

Recreational boaters prefer engines powered on clean energy without sacrificing the performance of today's combustion engine vessels. Voltaic has assembled a team of professionals experienced with electric vehicles to solve these challenges and develop electric recreational boats. Performance, range, safety, and cost are key challenges the Company will overcome with a ground-up design of the hull and battery.

1 Source: https://www.globenewswire.com/en/news-release/2018/04/03/1458939/0/en/Recreational-Boating-Market-worth-over-230bn-by-2024-Global-Market-Insights-Inc.html
2 Source: https://www.nmma.org/statistics/article/23889

3 Source: https://www.nmma.org/statistics/article/23889
4 Source: https://www.statista.com/statistics/240634/registered-recreational-boating-vessels-in-the-us/
5 Source: https://www.nmma.org/statistics/article/24048
6 Source: https://ncseagrant.ncsu.edu/coastwatch/previous-issues/2013-2/summer-2013/on-the-water-save-fuel-money-running-your-boat-by-the-numbers/#:~:text=The%20most%20common%20vessels%20used,every%2010%20horsepower%20(hp).
7 Source: https://archive.epa.gov/water/archive/web/html/point9.html
8 Source: https://www.marketwatch.com/press-release/electric-boat-market-size-demand-share-key-players-growth-and-forecast-2030-2022-12-08?mod=search_headline#:~:text=Dec%2008%2C%202022%20(Alliance%20News,period%20from%202022%20to%20203

The Value of the Company's Assets

We believe Voltaic Marine, Inc. has the necessary licenses for IP and partner agreements granted by Voltaic LLC, to be successful.

This IP portfolio includes design and utility patents pending with the USPTO (Application Number 29/823,252 and Application Number 17/576.013, respectively), registered trademarks, as well as proprietary domain names, social media accounts, software, and source code.

Management's Prior Achievements & Success

Richard Phamdo, Founder/CEO, has spent >12 years in semiconductors at Intel, the majority of his time working with Tesla, and other EV/Autonomous companies like NIO, Nuro, Lyft L5, and Cruise. Technology areas include Infotainment, ADAS, Autonomous Driving, Connectivity, Battery Management, Inverters, EV SoCs, Foundry Services, Datacenter Compute, and AI.

Mr. Reed Stevens is a Silicon Valley-based entrepreneur who has founded and contributed to many companies over his 20-year career serving most often as CEO and Board Director, Reed has led companies from inception, through capital formation and product development, and into revenue across categories such as smart home IoT, medical devices, and motorsports. He is a patented inventor of both electrical and mechanical engineering solutions. Prior to his tech career, Reed was a championship-winning race car driver, culminating in his time as a BMW F 1 Junior driver. He shares a lifelong passion for boating with his father and recently took time away from tech to design and build an off-grid cabin in Joshua Tree, California where he was able to enjoy his passion for integrated design and engineering.

Abdul Wariz has a Bachelor's degree in Naval Architecture and Ocean Engineering, Master's degree in Yacht Design. Over 2 years of professional experience between Marino Alfani Yacht Designs and Gulf Craft, Inc. Has a portfolio of 23 to 120 ft vessels, Submerged Cylinder Wave Energy Converter, and AMOGH AUV (Robotic Submarine).

Chase Collins is a recent graduate of Cornell University with a degree in mechanical engineering. During his time at Cornell, gained professional experience working for Pure Watercraft and completed projects in the design and fluid analysis of wind turbines and water pumps. He was a semi-finalist in robotics competitions and a finalist in the NASA Hunch program. With his strong background in engineering and passion for watercraft design, Chase is well-equipped to bring Voltaic to the next level and make a splash in the industry.

Dan Lay has 15 years of experience as GM at Active Water Sports one of the largest Boat Dealers in the Pacific Northwest. Vast knowledge of forward-looking trends and customer input. Dan is very excited to advise Voltaic Marine and see how electric boats will impact water sports and the boating industry.

Chad Carlson is a Professional Wake Surfer with a growing career and a list of titles in competitions. He is well-connected in the Water Sports industry with sponsors such as Rusty Surfboards, AIDE CREW, and Famous Surf Supply. Voltaic Marine is honored to have his support and input in creating some of the industry's most eco-friendly wakes.

Chad's Titles & Awards:
1st place - CWSA North American Championship
1st place - CWSA 10k Lakes Open
2nd place - CWSA World rankings

3rd place - CWSA World Wakesurf Championships
3rd place - CWSA World Wakesurf Championship
3rd place - Wild West Shootout AZ

<u>**Business Partnerships & Relationships**</u>

Paul Lackey and Bob Simpson of EVDrive supported Voltaic Marine in Battery Design and Utility Patent Filing, which will provide Battery Modules, Packs, Power Distribution, Housing, and VCU to help accelerate Voltaic Marine's path to market. With a decade of experience creating electric vehicles that meet the highest standards of performance and durability, EVDrive is focused on building the components to empower the innovations in transportation that will take us from ICE to all-electric. EVDrive provides drive system engineering services as well as electric drive components for high-performance vehicle drive systems

Haze Automotive is a key infotainment partner that will support Voltaic Marine with software and hardware integration of the vehicle interface and electronic systems. The Team is experienced with POCs and Demos for high-profile customers. 8 commitments including Project Arrow, Canada's first EV. Team of Ex-Subaru, Aston Martin, Porsche, BMW, McLaren, Jaguar Land Rover, and QNX developers.

Active Water Sports, local boat dealer letter of support "We believe in a big potential for Electric Recreational Boats and that Voltaic Marine can drive E-Mobility into the Maine Industry. We look forward to the future potential collaborations."

Conclusion

Based on its analysis of the above, the Company believes its pre-money valuation of $25,593,821.00 is accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  7.0%
  Intend to re-invest $14,000 for Marketing Firm management of Ad Campaign, with AD spend of $6,000/Month for 12 Months.

- *Company Employment*
  30.0%
  Intend to use $375,000 for salaries of these combined rolls, Naval Architect, Mechanical Engineer, and Welder.

- *Operations*
  8.0%
  Intend to use $100,000 for rent, insurance, transportation and assembly costs

- *Inventory*
  28.0%
  Intend to use $350,000 for inventory necessary for Prototype build, validation, test and certification.

- *Taxes and Next Funding Round*
  21.5%
  Remaining cash will be used for taxes, and cost associated with preparing for the next round of funding, targeting Reg CF or A, i.e. platform fees, legal, and marketing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://voltaicmarine.com/ (VoltaicMarine.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/voltaicmarine

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR **Voltaic Marine, Inc.**

[See attached]

Voltaic Marine, Inc. (the "Company") a Delaware Corporation

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – January 1st, 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Voltaic Marine, Inc.

We have reviewed the accompanying statement of financial position as of January 1, 2023, and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs.

Emphasis of Matter
The Company had a predecessor entity, as defined by Rule 405 of the Securities Act of 1933, named Voltaic LLC. The financial statements of that entity should be read in conjunction with these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 28, 2022
Vincenzo Mongio

Statement of Financial Position

	As of January 1, 2023 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

Voltaic Marine, Inc
Notes to the Unaudited Statement of Financial Position
January 1st, 2023 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Voltaic Marine, Inc. plans to earn revenue by selling Electric Recreational Boats to customers in the United States and re-reimburse Voltaic LLC (see Note 3) for maintenance fees. Voltaic Marine, Inc.'s headquarters will be in Oregon. The Company's effective formation date is January 1st, 2023.

Voltaic Marine, Inc. will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See "Note 7 – Subsequent Events".

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 27,500,000 of common shares with a par value of $.0001 per share. 24,570,071 shares were issued and outstanding as of January 1st, 2023.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 1st, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 2nd, 2023, the date these financial statements were available to be issued.

Effective January 1st, 2023, the Company entered into a royalty-free Intellectual Property Licensing Agreement with Voltaic LLC for use of its intellectual property.

Effective January 1st, 2023, the Company entered into an Asset Transfer Agreement with Voltaic LLC in which the Company will assume control of all of Voltaic LLC's liabilities and assets, aside from the Intellectual Property outlined in the aforementioned Intellectual Property Licensing Agreement, in exchange for 24,570,071 of the Company's Common Stock.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

Voltaic LLC (the "Company") an Oregon Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Voltaic LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Emphasis of Matter
The Company has an entity, as defined by Rule 405 of the Securities Act of 1933, named Voltaic Marine, Inc. The financial statements of that entity should be read in conjunction with these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 28, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	-	-
Total Current Assets	-	-
Non-current Assets		
Other Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Liabilities	-	-
Total Current Liabilities	-	-
Long-term Liabilities		
Notes Payable - Related Party	59,014	29,158
Total Long-Term Liabilities	59,014	29,158
TOTAL LIABILITIES	59,014	29,158
EQUITY		
Accumulated Deficit	(59,014)	(29,158)
Total Equity	(59,014)	(29,158)
TOTAL LIABILITIES AND EQUITY	-	-

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	28,470	10,565
Research and Development	-	12,054
Rent and Lease	1,386	842
Total Operating Expenses	29,856	23,460
Operating Income (loss)	(29,856)	(23,460)
Other Income		
Other	-	-
Total Other Income	-	-
Other Expense		
Other	-	170
Total Other Expense	-	170
Provision for Income Tax	-	-
Net Income (loss)	(29,856)	(23,630)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(29,856)	(23,630)
Net Cash provided by (used in) Operating Activities	(29,856)	(23,630)
FINANCING ACTIVITIES		
Notes Payable - Related Party	29,856	23,630
Net Cash provided by (used in) Financing Activities	29,856	23,630
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2020	(5,528)
Net Income (Loss)	(23,630)
Ending Balance 12/31/2020	(29,158)
Net Income (Loss)	(29,856)
Ending Balance 12/31/2021	(59,014)

Voltaic LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Voltaic Marine LLC was formed in Oregon on September 18th, 2019. The Company's name changed to Voltaic LLC on July 3rd, 2020. The Company plans to license IP rights to a newly created entity, Voltaic Marine, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development

Research and Development expenses consist of payments to contractors who contributed to R&D/IP creation for Voltaic LLC, design work for Hull, Battery, High Voltage, Low Voltage, and Thermal systems designs.

Equity Based Compensation

At the present time, the Company does not have an Equity-Based Compensation plan.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31st, 2021, The owner of the Company loaned the Company $59,014 to fund operations. The loans to the Company bear no interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Voltaic LLC leases virtual office space from Regus under a 12-month agreement requiring monthly payments of $105. The current lease expires June 1st, 2023 and is cancelable upon written notice. Future minimum lease payments as of December 13th, 2022, are as follows:

Lease Payments 5 Years Subsequent to 2021

Year	Amount
2022	1,260
2023	630
2024	-
2025	-
2026	-
Thereafter	-

NOTE 5 – DEBT

See "Note 3 – Related Party Transactions".

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	59,014
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company currently operates on Membership Percent Interest and the owner holds 100% of the Membership Interest in the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 28, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Voltaic Marine is not live or open to the public at this moment.

INVEST IN VOLTAIC MARINE TODAY!

Electrifying Watercraft

Voltaic Marine is a cleantech-focused boat-building brand, developing electric vessels (EVs) for water sports and the recreational boating market. The company is currently in the ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


THE FUTURE OF
HIGH PERFORMANCE
WATERCRAFT

$0.00 Raised

REASONS TO INVEST

- A NEW VISION FOR HIGH-PERFORMANCE WATERCRAFT - 500hp electric powertrain, durable aluminum hull, and patent-pending ground-up design delivering profound performance. Experience silent propulsion, free of exhaust smell, an open layout with ample storage, and an amazing wake.
- FAST TIME-TO-MARKET WITH MINIMAL DEVELOPMENT RISK - Our strategy uses proven suppliers, techniques, and components for a quick market entry. Established aluminum hull manufacturing means no production line development is needed. We are ready to build production-intent prototypes now!
- STRONG MARKET - The global recreational boating industry is projected to be worth over $230B by 2024.* Voltaic Marine is one of a few brands focused on clean energy in the new but rapidly growing sector, projected to reach $14.9B by 2030 with a CAGR of nearly 13%.*

*Market information provided by (source) (source)

Invest Now
$1.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$200.00	$25.59M

THE PITCH

Voltaic Marine is on a mission to electrify the marine boating market and accelerate the adoption of clean energy technology. The company is initially focused on developing purpose-built EVs with its patent-pending battery and hull design for water sports. Within the $230B recreational boating market (source), the company is utilizing a scalable platform that is adaptable to any make, model, or market segment.

Next Wave Technology for Water Sports and Recreational Boating


Chad Carlson, Professional Wake Surfer
1st place - CWSA North American Championship
1st place - CWSA 10k Lakes Open
2nd place - CWSA World rankings
3rd place - CWSA World Wakesurf Championships
3rd place - CWSA World Wakesurf Championships

"I'm super excited for the future of Electric Water Sports Boats and believe Wake Surfing is a great sport to take advantage of some of the performance advantages Electric Motors can bring, using Batteries for Energy and Ballast while offsetting Smell, Exhaust, and Noise. Voltaic Marine is also tackling "range anxiety", which is the real barrier to entry for Electric Boats."

**Chad Carlson is a compensated-partner of Voltaic Marine, Inc.*

**This testimonial may not be representative of the experiences of other customers and is not a guarantee of future performance or success.*


Engineered to maximize utility, and
MINIMIZE ENVIRONMENTAL IMPACT IN THE WATER

Our ground-up patent pending design will deliver performance without noise and exhaust. The AEW24 is sleek, strong, and designed for all-day water sports, enabled by our proprietary battery architecture. We will expand adoption through branded models, OEM services, and retrofit kits.


Introducing the AEW24
SLEEK, STRONG, AND ELEGANT
Designed with boating and water sports enthusiasts in mind

**The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.*

THE PRODUCT

Our First Model, AEW24 for Water Sports



**The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.*

Electric boats are great for water sports like wake surfing, with benefits that match the sport's demands for heavy ballast, powerful motors, and low speeds. Batteries serve as static weight ballast and electric motors offer instant torque, all at lower speeds, resulting in larger wakes and longer run times.

With a 200kWh battery, the AEW24 can last for an 8-hour day on the water with a single charge and can Fast Charge up to 80% in two hours.


WHAT CAN YOU DO WITH 8 HOURS OF RUNTIME?
EXAMPLE DAY
1 hour of cruising
3 hours of surfing
1 hour of wake boarding
3+ hours of neutral activities
AND FAST CHARGE UP TO 80% IN 2 HOURS

**The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.*

The run time of the propulsion system has the potential to be ~2x with future advances in battery technology.


Target Specifications:
24-Foot Aluminum Hull
12-person capacity
200kWh Battery Capacity
Peak Motor Torque 500Nm, 1000Nm to Prop, instantaneous at 0 RPM
Power 375kW (500hp)
5,024lbs Total Stock Ballast Capacity
Hard Tanks with 0-2,424lbs capacity + 2,600lbs battery ballast
Additional Ballast Systems can be added

**The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.*


BOW AND STERN THRUSTERS ALLOW FOR PRECISE MANEUVERING WHILE DRIVING, TRAILERING, AND DOCKING

**The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.*



The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.



The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.


*Utility and Design Patents Pending

The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.


*Designed in accordance with ISO 12215 – Small Craft – Hull Construction and Scantlings Standard

The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.


* The electric motor's compact design allows for industry-leading storage space compared to traditional engines.


* Combined Hard Tank and Battery ballast retain its weight, unlike gasoline, providing a constant and reliable weight advantage in electric boats.

**The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.*


We've sourced components from industry leaders, allowing for speed to market.
Almost no noise compared to gas and diesel engines. No exhaust smell or emissions or need for exhaust surf pipe.

**The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.*

THE PROBLEM & OUR SOLUTION

A Sustainable, Scalable Platform for Bringing Electric Vessels to the Water


INTRODUCING
VOLTAIC MARINE
NO EMISSIONS
NO SMELL
NO ENGINE NOISE
NO POLLUTION

Recreational boating is popular, with over 12 million registered boats in the US. However, most of these boats run on gasoline, causing environmental problems such as pollution, decreased oxygen, and high water toxicity. European countries are starting to ban fossil fuel systems in boats and the marine industry is expected to be impacted by the growth of EVs in the automotive sector. (source, source, source)


THERE ARE 12 MILLION REGISTERED RECREATIONAL BOATS IN THE USA
MOST RUN ON GASOLINE
POLLUTING WATERWAYS
HARMFUL EMISSIONS
ENGINE NOISE
BAD SMELL

(source)


THE RECREATIONAL BOATING INDUSTRY USES 2.2 BILLION GALLONS OF GAS ANNUALLY
THAT'S 55 MILLION BARRELS OF OIL
= 1 MILLION BARRELS

(source)

Voltaic Marine aims to provide environmentally friendly electric boats to the underserved recreational boating market. The company has a team of experts developing the next generation of marine EVs starting with Water Sports, using a scalable platform that will allow for mass production and the creation of other Models for the marine industry.

Electric boats have advantages over traditional boats including being more efficient, having instant torque and acceleration for water sports, while causing no emissions or exhaust noise. Another key advantage is that the batteries provide consistent ballast for creating the perfect wake, unlike fuel tanks, which reduce in weight as the fuel is burned.


ELECTRIC MOTORS ARE UP TO 75% MORE EFFICIENT THAN GAS ENGINES
OPTIMIZED BATTERY AND HULL DESIGN
INSTANT TORQUE
UTILITY AND DESIGN PATENT PENDING

**The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.*

(source & source)

Voltaic Marine has a competitive edge with its optimized battery and hull design for water sports, pending utility and design patents, and minimized development risk.

THE MARKET & OUR TRACTION

We Believe We Are Leading in Marine Industry Innovation

Paving the way in the recreational boating industry with the goal of bringing the first All-aluminum, Electric Water Sports Boat to market. Our focus on EVs, aluminum hulls, and water sports creates a unique market position and brings us to the forefront of the clean energy movement.


$230B
Global recreational boating industry


US Market Size by Units
13,000
310,000
Powerboats
Wake Boats
5 Year Goal
500 units per year out of 13,000 total
Representing
0.16% of Market Annual Sales
3.84% of Wake Boat Annual Sales
Competitive Prices
within industry range of
$150k to $600k MSRPs

(source)

Voltaic Marine is introducing the AEW24 to reach the majority of the US boat market, which mainly consists of 16-26 foot long mechanically propelled boats. Intending to produce 500 boats annually by Year 5, this represents a modest 0.16% of the US annual unit sales and 3.84% of US Wake Boat sales. The company aims to offer competitively priced models within the industry's range of $150k to $600k MSRPs. 2021 figures (source).

For over two years the team has been working diligently on its core engineering elements, including hull and battery design, high-voltage propulsion, and thermal management architectures. As a result, the company has design and utility patents pending, and in 2020 Voltaic Marine was recognized with a Most Distilled Award from the Cascadia CleanTech Accelerator Cohort (source).


DESIGN & UTILITY PATENTS PENDING
MOST DISTILLED AWARD
Recognized by Cascadia CleanTech Accelerator Cohort
GROWING CUSTOMER PIPELINE

**The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.*

We are ready to build prototypes with final designs, partnering with material suppliers and growing customer interest with a letter of support from our first retail partner.

WHY INVEST

Invest in an Early Stage CleanTech Enterprise With Competitive Edge

Entering a growing cleantech marine industry, we aim to lead marine EV design/manufacturing and offer a diverse range of products while pushing the market towards clean energy.


VOLTAIC MARINE
Help us become the
LEADING DESIGNER AND MANUFACTURER OF EVS
for the marine industry

**The above is a rendering of a future product. Images are computer-generated demo versions. The product is still currently under development and is not yet available on the market.*

With new funding, we will build production-intent prototypes, refine our software, and quickly bring our product to market. Thank you for investing in our mission!

ABOUT

HEADQUARTERS

4145 S.W. Watson, Suite 350
Beaverton, OR 97005

VALUATION

$25.59M

Voltaic Marine is a cleantech-focused boat-building brand, developing electric vessels (EVs) for water sports and the recreational boating market. The company is currently in the prototyping phase and raising funds to complete testing, and validation, to begin production. The company is currently in the pre-revenue stage of business development.

TEAM



Richard Hau Phamdo
Founder / CEO

Mr. Richard Phamdo has over 12 years of experience in semiconductor and electrical systems development for electric vehicles. He provided system ingredients for use cases in infotainment, networking, connectivity, ADAS, autonomous driving, battery management, charging, commercial energy storage, and data centers. He has a personal passion for the Boating Industry with an extensive network of connections across the industry. He has experience in managing high-volume manufacturing, ecosystem vendors, commercial operations, and vast supply chains. With his personal passion for Water Sports, Richard contributes ~28 hours a week to Voltaic Marine, while working at Intel Corp. ~14 hours a week as Automotive Global Account Director with 3rd party EV OEMs and Autonomous Startups.



Thomas Reed Stevens
COO

Mr. Reed Stevens is a Silicon Valley-based entrepreneur who has founded and led multiple companies over his 20 year career. Serving most often as CEO and Board Director, Reed has lead companies from inception, through capital formation and product development, and into revenue across categories such as smart home IOT, medical devices and motorsports. He is a patented inventor in both electrical and mechanical engineering solutions. Prior to his tech career, Reed was a championship winning race car driver, culminating in his time as a BMW F1 Junior driver. He shares a life long passion for boating with his father and recently took time away from tech to design and build an off-grid cabin in Joshua Tree, California where he got to enjoy his passion for integrated design and engineering.



Abdul Wariz
Naval Architect

Mr. Abdul Wariz graduated from the Indian Institute of Technology Chennai in 2017 with a bachelor's degree in naval architecture and ocean engineering. In addition, he has a master's degree in yacht design from Politecnico Di Milano in Milan, Italy. He has an extensive portfolio in Yacht and Small Vessel Designs. Mr. Abdul Wariz serves as the Company's Naval Architect. He has designed the structure, hulls, and compartments of the boat. Contributed to Design and Utility Patent Filings. While working as a Yacht Designer and Naval Architect at Gulf Craft Inc. Abdul contributes up to 20 hours a week to Voltaic Marine.



Chase Collins
Mechanical Engineering

A recent graduate of Cornell University with a degree in mechanical engineering. During his time at Cornell, gained professional experience working for Pure Watercraft and completed projects in the design and fluid analysis of wind turbines and water pumps. He was a semi-finalist in robotics competitions and a finalist in the NASA Hunch program. With his strong background in engineering and passion for watercraft design, Chase is well-equipped to bring Voltaic to the next level and make a splash in the industry.



Dan Lay
Industry Consultant

15 years of experience, as General Manager at Active Water Sports one of the largest Boat Dealers in the Pacific Northwest. Vast knowledge of forward-looking trends and customer input. Dan is very excited to advise Voltaic Marine and see how electric boats will impact water sports and the boating industry.



Chad Carlson
Professional Wake Surfer

Chad is a Professional Wake Surfer with a growing career and list of titles in competitions. He is well connected in the Water Sports industry with sponsors such as Rusty Surfboards, AIDE CREW, and Famous Surf Supply. Voltaic Marine is honored to have his support and input in creating some of the industry's most eco-friendly wakes.

Titles:
1st place - CWSA North American Championship
1st place - CWSA 10k Lakes Open
2nd place - CWSA World rankings
3rd place - CWSA World Wakesurf Championships
3rd place - CWSA World Wakesurf Championship
3rd place - Wild West Shootout AZ



Paul Lackey
Strategic Partner

Paul, President of EVDrive, supported Voltaic Marine in Battery Design and Utility Patent Filing. With a decade of experience creating electric vehicles that meet the highest standards of performance and durability, EVDrive is focused on building the components to empower the innovations in transportation that will take us from ICE to all electric. EVDrive provides drive system engineering services as well as electric drive components for high-performance vehicle drive systems.



Bob Simpson
Strategic Partner

Bob, Founder of EVDrive, supported Voltaic Marine in Battery Design and Utility Patent Filing. With a decade of experience creating electric vehicles that meet the highest standards of performance and durability, EVDrive is focused on building the components to empower the innovations in transportation that will take us from ICE to all electric. EVDrive provides drive system engineering services as well as electric drive components for high-performance vehicle drive systems.

Haze Automotive
Key Infotainment Partner

Key infotainment partner, experienced with POCs and Demos for high-profile customers. 8 commitments including Project Arrow, Canada's first EV. Team of Ex-Subaru, Aston Martin, Porsche, BMW, McLaren, Jaguar Land Rover, and QNX developers.



Larry Rinehart
Advisor

Previously President of Rinehart Motion Systems which was purchased by BorgWarner and renamed Cascadia Motion. Larry later joined BorgWarner where he serves as a Senior Power Electronics Specialist.



Bill Beverley
Advisor

Career in EVs stemming from Moog, Faraday Future, Romeo Power, and Independent Electric Vehicles. Bill currently serves as the Co-Founder Co-CEO & CTO of Evolectric, with the mission to advance global electrification.

TERMS

Voltaic Marine

Overview

PRICE PER SHARE	VALUATION
$1	$25.59M
DEADLINE	**AMOUNT RAISED**
May 3, 2023	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$200.00	Equity
MAX INVESTMENT	**ASSET TYPE**
$1,235,000.00	COMMON
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
15,000	Common Stock
	MAX NUMBER OF SHARES OFFERED
	1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	**Voltaic Marine, Inc.**
Corporate Address	**4145 S.W. Watson, Suite 350, Beaverton, OR 97005**
Offering Minimum	**$15,000.00**
Offering Maximum	**$1,235,000.00**
Minimum Investment Amount (per investor)	**$200.00**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**15,000**
Maximum Number of Shares Offered	**1,235,000**
Price per Share	**$1.00**

Pre-Money Valuation : $25,593,821.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family - First 72 hours | 30% Bonus Shares

Super Early Bird - Next 72 hours | 20% Bonus Shares

Early Bird Bonus - Next 7 days | 10% Bonus Shares

Volume-Based Perks

Tier 1 Perk — Invest $5,000+ and receive 5% Bonus Shares

Tier 2 Perk — Invest $10,000+ and receive Build Slot Reservation + 10% Bonus Shares

Tier 3 Perk — Invest $25,000+ and receive Build Slot Reservation, 1 on 1 Virtual Meeting with Voltaic Marine's CEO, Richard Phamdo + 20% Bonus Shares

Tier 4 Perk — Invest $50,000+ and receive Build Slot Reservation, 10% Discount on Final Build Purchase Price, 1 on 1 Virtual Meeting with Voltaic Marine's CEO, Richard Phamdo + 30% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Voltaic Marine, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Richard: EV batteries are at a point where they're efficient, compact, and performant enough to power everything from autonomous robots to semi-trucks.

We believe the marine industry is the next major market preparing for clean tech, and global recreational boating is a fast-growing segment projected to cross $230 billion globally by 2024.

We are Voltaic Marine—the team that's creating what we believe will be the first all-aluminum, all-electric water sports boat on the market.

No electric car would exist today without semiconductors. I should know—I spent 12 years of my career at Intel working on semiconductors with some of Silicon Valley's most renowned electric and autonomous car companies.

We've taken what we've learned from our success in electric cars and partnered with a naval architect with a Master's in Yacht Design who designs yachts in Dubai and Milan, two of the boating industry's major hubs.

Richard: We've completed a ground-up design with the vehicle built around the battery to maximize capacity for range and performance. This is a proven method that helped the electric car market get to where it is today, and we're applying it to high-performance water sports boats.

Our first model, the AEW24, has a total battery capacity of 200 kWh—that's twice the capacity of a Tesla Model S and can be charged like other EVs. To our knowledge, no other water sports boat manufacturer has achieved this or is advertising this capability in the future.

Our biggest competitive advantage comes from the fact that we can scale by 50 or 150 kWh increments, which fits into our master plan of easily scaling to other boats like open bows, cuddy cabins, pontoons, cruiser cabins, and even yachts.

We house this battery in a proprietary hull design of marine-grade aluminum alloy, which makes it stronger and more durable than the fiberglass that regular boats are usually built with.

We believe our boats can perform alongside the best gas-powered ones at a comparable price, without emissions, noise, or expensive upkeep.

We're on the verge of manufacturing our prototype: design and utility patents pending, our Computer Assisted Designs have been sent to suppliers, and we are in discussion with a local dealer to begin selling our first units.

All that's missing is the capital we need to accelerate prototyping and start production. That's where you come in.

Invest in Voltaic Marine today, and we'll see you on the water!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

VOLTAIC MARINE

Pitch Deck

February 2023

DISCLAIMER

This Pitch Deck has been prepared by Voltaic Marine, Inc. in relation to the proposed opportunity in their company (hereinafter also referred to as Voltaic or the Company).

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

The delivery of this Pitch Deck does not constitute an offer in any jurisdiction to any individual to whom such an offer would be unlawful in such jurisdiction. We have not authorized any individual to provide any information or to make any representations except to the extent contained in this Pitch Deck. If any such representations are given or made, such information and representations must not be relied upon as having been authorized by Voltaic.

This Pitch Deck is not an offer to sell or subscribe, nor is it seeking an offer to buy shares, in any jurisdiction where the offer or sale is not permitted. Prior to making any investment decision, you should determine, without reliance upon Voltaic, the economic risks and merits, as well as the status of legal, tax, and accounting matters pertaining to the Company and determine whether the high-risk nature of any investment is acceptable to the recipient.

This document contains forward-looking statements and financial and other projections that are subject to risk and uncertainty that could cause the actual results to differ from those projected, including but not limited to price fluctuations, environmental risks, physical risks, legislative and regulatory changes, political risks, project delay or advancement, the ability to meet additional funding requirements, factors relating to title to properties, native title, dependence on key personnel, approvals, and cost estimates.

By accepting this Pitch Deck, the recipient agrees to keep confidential the information contained herein whether pursuant to any confidentiality agreement executed by the recipient or otherwise. By accepting this Pitch Deck, the recipient acknowledges and agrees on the following:

1) Voltaic will not be subject to any liability based on the information contained in the Pitch Deck, errors therein or omissions therefrom, whether or not Voltaic knew or should have known of any such errors or omissions or was responsible for or participated in its inclusion in or omission from this document;

2) The recipient will not copy, reproduce, or distribute to any third party this Pitch Deck in whole or in part;

3) Any proposed actions by the recipient which are inconsistent in any manner with the foregoing will require the prior written consent of the Company.

VOLTAIC MARINE

EXECUTIVE SUMMARY

VOLTAIC MARINE

- Will contribute to the adoption of electric vessels in the Recreational Boating Industry by developing purpose-build batteries and vessels
- Expand market reach with various models and types of boats, including adopting other Clean Technologies, such as Hydrogen if it aligns in maturity and use case.
- Future expansion will be driven by growing a network of dealers, direct sales, and introducing new vessel models at various price points to meet the needs of a wide client base.



KEY FACTS:

- Company Name: **Voltaic Marine, Inc**
- Location: 4145 S.W. **Watson Suite 350, Beaverton, OR 97005**
- Business Registration Date: **September 27th, 2019**
- Owner: **Mr. Richard Phamdo**
- Amount to be Raised: **$1,235,000 Reg CF**
- Raise Platform: **StartEngine**

TEAM BIOS



Richard Phamdo

Chief Executive Officer

Mr. Richard Phamdo has over 12 years of experience in semiconductor and electrical systems development for electric vehicles. He provided system ingredients for use cases in infotainment, networking, connectivity, ADAS, autonomous driving, battery management, charging, commercial energy storage, and data centers. He has a personal passion for the Boating Industry with an extensive network of connections across the industry. He has experience in managing high-volume manufacturing, ecosystem vendors, commercial operations, and vast supply chains. His background is in Semiconductors, working with major electric and autonomous car companies.



TEAM BIOS

VOLTAIC MARINE



Reed Stevens

Chief Operating Officer

Mr. Reed Stevens is a Silicon Valley-based entrepreneur who has founded and contributed to many companies over his 20-year career. Serving most often as CEO and Board Director, Reed has led companies from inception, through capital formation and product development, and into revenue across categories such as smart home IOT, medical devices and motorsports. He is a patented inventor in both electrical and mechanical engineering solutions. Prior to his tech career, Reed was a championship winning race car driver, culminating in his time as a BMW F1 Junior driver. He shares a lifelong passion for boating with his father and recently took time away from tech to design and build an off-grid cabin in Joshua Tree, California where he was able to enjoy his passion for integrated design and engineering.



TEAM BIOS

VOLTAIC MARINE



Paul Lackey

Battery Strategic Partner

Mr. Paul Lackey began his career at SolarWorld in 2010, where he worked for four years as a student researcher and device characterization scientist. He managed a dry lab for device characterization as well as production cell testing and sorting equipment. He has spent the last eight years developing high-performance systems for electric vehicle applications, specializing in battery modules with leading power density. He has recently been promoted to President of EVDrive. Contributed to Utility Patent Filings.



Bob Simpson

Battery Strategic Partner

Mr. Bob Simpson designs and manufactures electric drive components for high-performance vehicle drive systems. He specializes in converting gasoline-powered vehicle drive systems to battery-powered drive systems that are more efficient and perform better. In 2011, Mr. Bob Simpson founded EVDrive. With over 34 years of electrical engineering experience at Tektronix Inc. Contributed to Utility Patent Filings.



Abdul Wariz

Naval Architecture

Mr. Abdul Wariz graduated from the Indian Institute of Technology Chennai in 2017 with a bachelor's degree in naval architecture and ocean engineering. In addition, he has a master's degree in yacht design from Politecnico Di Milano in Milan, Italy. He has an extensive portfolio in Yacht and Small Vessel Designs. Mr. Abdul Wariz serves as the Company's Naval Architect. He has designed the structure, hulls, and compartments of the boat. Contributed to Design and Utility Patent Filings.



Chase Collins

Mechanical Engineering

A recent graduate of Cornell University with a degree in mechanical engineering. During his time at Cornell, gained professional experience working for Pure Watercraft and completed projects in the design and fluid analysis of wind turbines and water pumps. He was a semi-finalist in robotics competitions and a finalist in the NASA Hunch program. With his strong background in engineering and passion for watercraft design, Chase is well-equipped to bring Voltaic to the next level and make a splash in the industry.



Dan Lay

Industry Consultant

15 years of experience, as GM at Active Water Sports one of the largest Boat Dealers in the Pacific Northwest. Vast knowledge of forward-looking trends and customer input. Dan is very excited to advise Voltaic Marine and see how electric boats will impact water sports and the boating industry



Chad Carlson

Professional Wake Surfer

Chad has a growing list of titles and is well-connected in the Water Sports industry with sponsors such as Rusty Surfboards, AIDE CREW, and Famous Surf Supply. Honored to have his support in creating some of the industry's most eco-friendly wakes.

1st place - CWSA North American Championship
1st place - CWSA 10k Lakes Open
2nd place - CWSA World rankings
3rd place - CWSA World Wakesurf Championships
3rd place - CWSA World Wakesurf Championship
3rd place - Wild West Shootout AZ

Partners / Advisors

CASCADIA CLEANTECH ACCELERATOR

2020 Cohort "Most Distilled" Special Recognition

VOLTAIC

EVDrive PERFORMANCE

Utility Patent contributors, Battery Modules, Packs, Power Distribution, Housing, and VCU. Experience creating electric mining vehicles, UTVs, boats, motorcycles, and ultimately electric supercars, including a world speed record Corvette conversion and a highly competitive Pike's Peak racer. With a decade of experience creating electric vehicles that meet the highest standards of performance and durability, EVDrive is focused on building the components to empower the innovations in transportation that will take us from ICE to all electric. EVDrive provides drive system engineering services as well as electric drive components for high-performance vehicle drive systems. One of our specialties is taking fuel-based drive system vehicles and converting them to a battery electric drive system with higher efficiencies and often higher performance.

HAZE CANADA

Key infotainment partner, experienced with POCs and Demos for high-profile customers. 8 commitments including Project Arrow, Canada's first EV. Team of Ex-Subaru, Aston Martin, Porsche, BMW, McLaren, Jaguar Land Rover, and QNX developers.



Larry Rinehart, Advisor to Voltaic Marine. Previously President of Rinehart Motion Systems which was purchased by BorgWarner and renamed Cascadia Motion. Larry later joined BorgWarner where he serves as a Senior Power Electronics Specialist.



Bill Beverley, Advisor to Voltaic Marine. Career in EVs stemming from Moog, Faraday Future, Romeo Power, and Independent Electric Vehicles. Bill currently serves as the Co-Founder Co-CEO & CTO of Evolectric, with the mission to advance global electrification.

Target Specifications

VOLTAIC MARINE

24-Foot Aluminum Hull
12-person capacity
200kWh Battery Capacity
Peak Motor Torque 500Nm, instantaneous at 0 RPM
Power 375kW (500hp)
Multi-purpose continuous use time of 8+ hours per charge
Fast charge up to 80% in two hours
5,024lbs Total Stock Ballast Capacity
- Hard Tanks with 0-2,424lbs capacity + 2,600lbs battery ballast
- Additional Ballast Systems can be added

Integrated Surf and Wake System
Bow and Stern Thrusters, for enhanced maneuverability
Large integrated storage under sun pad
Almost no noise compared to gas and diesel engines
No exhaust smell or emissions or need for exhaust surf pipe



IP Development

VOLTAIC MARINE

Design and Utility Patents Pending


Industry
Leading
Storage
Main components placed below floor

Novel approach to Battery, Powertrain, Ballast Placements with traditional Layout

INDUSTRY AND MARKET ANALYSIS

VOLTAIC MARINE

US Market Size by Units



Powerboats
Wake Boats

5 Year Goal

500 units per year out of 13,000 total

Representing
0.16% of Market Annual Sales
3.84% of Wake Boat Annual Sales

Competitive Prices
within industry range of
$150k to $600k MSRPs

BUSINESS MODEL

- Voltaic will generate revenue by selling AEW24 Water Sports vessel models
- Additional Models will be designed and sold to expand market reach

Projected Units Sales



600
500
400
300
200
100
-
5
23
63
279
540
Year 1
Year 2
Year 3
Year 4
Year 5



VOLTAIC MARINE

Dealer Collaboration – Active Water Sports

VOLTAIC MARINE


aws
active water sports
service


aws





11/24/2019

Active Water Sports

In support of Richard Phamdo CEO/PI of Voltaic Marine

Dear:

I write on behalf of Active Water Sports in support of the Voltaic Marine's mission to drive EV adoption within the Marine Industry.

Richard Phamdo of Voltaic Marine and Dan Lay (Title) of Active Water Sports have been in discussion about collaboration to bring a fully Electric Multi Use Recreational Boat to market.

Voltaic Marine is excited to work with Dan on layout architecture, aesthetic and retail business. Further discussion to be had on exact/additional aspects of collaboration with strong mutual interest.

Active Water Sports is an authorized Axis Wake, Malibu, Moomba, Nautique and Supra dealership serving the Beaverton, Oregon area.

(Other AWS info/advertising/hype as desired)

(Any positive input on EV Boats as desired)

We believe in a big potential for Electric Recreational Boats and that Voltaic Marine can drive E-Mobility into the Marine Industry. We look forward to the future potential collaborations.

Sincerely,

(Name) Dan Lay

(Title) General Manager

(Signature) [signature]

Manufacturing Readiness

VOLTAIC MARINE







VOLTAIC MARINE

Thank You!

VoltaicMarine.com

DISCLAIMER

This Pitch Deck has been prepared by Voltaic Marine, Inc. in relation to the proposed opportunity in their company (hereinafter also referred to as Voltaic or the Company).

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

The delivery of this Pitch Deck does not constitute an offer in any jurisdiction to any individual to whom such an offer would be unlawful in such jurisdiction. We have not authorized any individual to provide any information or to make any representations except to the extent contained in this Pitch Deck. If any such representations are given or made, such information and representations must not be relied upon as having been authorized by Voltaic.

This Pitch Deck is not an offer to sell or subscribe, nor is it seeking an offer to buy shares, in any jurisdiction where the offer or sale is not permitted. Prior to making any investment decision, you should determine, without reliance upon Voltaic, the economic risks and merits, as well as the status of legal, tax, and accounting matters pertaining to the Company and determine whether the high-risk nature of any investment is acceptable to the recipient.

This document contains forward-looking statements and financial and other projections that are subject to risk and uncertainty that could cause the actual results to differ from those projected, including but not limited to price fluctuations, environmental risks, physical risks, legislative and regulatory changes, political risks, project delay or advancement, the ability to meet additional funding requirements, factors relating to title to properties, native title, dependence on key personnel, approvals, and cost estimates.

By accepting this Pitch Deck, the recipient agrees to keep confidential the information contained herein whether pursuant to any confidentiality agreement executed by the recipient or otherwise. By accepting this Pitch Deck, the recipient acknowledges and agrees on the following:

1) Voltaic will not be subject to any liability based on the information contained in the Pitch Deck, errors therein or omissions therefrom, whether or not Voltaic knew or should have known of any such errors or omissions or was responsible for or participated in its inclusion in or omission from this document;

2) The recipient will not copy, reproduce, or distribute to any third party this Pitch Deck in whole or in part;

3) Any proposed actions by the recipient which are inconsistent in any manner with the foregoing will require the prior written consent of the Company.

VOLTAIC MARINE